Exhibit 99.1

ADDITIONAL INFORMATION

Unless otherwise stated, the information in this Exhibit applies to both Holdings and Duquesne Light.

Directors and Executive Officers of Holdings

Pritam M. Advani, Age 49, Director of Holdings since 2005. Director, President and Chief Executive Officer of Professional Closing Network. Former Vice President, Business Development for NDCHealth Corporation (provides products and services to the healthcare industry in the United States) from 2002 to 2004, and the former Chief Financial Officer for TechRx Incorporated (pharmacy information provider) from 2000 to 2002 (company purchased by NDCHealth). Member of the Board of Directors of True Commerce, Inc. (an EDI solutions provider). Board Committees: Audit and Employment and Community Relations.

Doreen E. Boyce, Age 72, Director of Holdings since 1989, Vice Chair since 2002. President of the Buhl Foundation (charitable institution for educational and public purposes). Also a director of Microbac Laboratories, Inc. (analytical testing laboratory group), Orbeco Analytical Systems, Inc. (manufacturer of hand-held water testing equipment), Carnegie Institute and Dollar Bank, Federal Savings Bank, and a Trustee Emeritus of Franklin & Marshall College. Board Committees: Employment and Community Relations, Executive, and Finance.

Robert P. Bozzone, Age 73, Director of Holdings since 1990, Chair since 2002. Former Chairman and current director of Allegheny Technologies, Inc. (specialty metals production). Also a director of Teledyne Technologies, Inc., a trustee of Rensselaer Polytechnic Institute, a life member of ASM International (engineering technical society), and a director of the Greater Pittsburgh Council - Boy Scouts of America, the Salvation Army Advisory Board, the Pittsburgh Foundation and a trustee of the Carnegie Museums of Pittsburgh. Also former Chairman of the Pittsburgh Branch of the Federal Reserve Bank of Cleveland and former member of the EPRI Advisory Board. Board Committees: Corporate Governance and Executive.

Charles C. Cohen, Age 66, Director of Holdings since 2002. Chairman of Cohen & Grigsby, P. C. (a law firm). Also a director of Eat ‘n Park Hospitality Group, Inc., Giant Eagle, Inc., Preservation Technologies, L.P., and Robroy Industries, Inc. Adjunct professor of Corporate Governance at the University of Pittsburgh School of Law. Board Committees: Corporate Governance, Employment and Community Relations, and Executive.

Sigo Falk, Age 72, Director of Holdings since 1989. Management of personal investments. Chairman of The Falk Foundation. Also Trustee of Chatham College, Historical Society of Western Pennsylvania and Pittsburgh Symphony. Board Committees: Audit, Employment and Community Relations, and Finance.

Joseph C. Guyaux, Age 56, Director of Holdings since 2003. President of The PNC Financial Services Group, Inc. Previously held various senior management positions at PNC. Also a director of Duquesne University, Private Export Funding Corporation, Consumer Bankers Association, Highmark, and Pittsburgh Civic Light Opera, and a trustee of the Carnegie Museums of Pittsburgh. Board Committees: Compensation, Employment and Community Relations, and Finance.

David M. Kelly, Age 64, Director of Holdings since 2002. Chairman and Chief Executive Officer of Matthews International Corporation (designer, manufacturer, and marketer principally of memorialization products and caskets for the cemetery and funeral home industries and custom-made products which are used to identify people, places, products and events). Also a director of Federated Investors and Mestek, Inc. Board Committees: Audit, Compensation, and Corporate Governance.

Morgan K. O’Brien, Age 46, Director of Holdings since 2001. President and Chief Executive Officer of Duquesne Light Holdings since September 2001. Also Director, President and Chief Executive Officer of Duquesne Light Company. Also a member of the University of Pittsburgh Board of Trustees and a director of Edison Electric Institute, Association of Edison Illuminating Companies, the United Way of Allegheny County, Catholic Charities of Pittsburgh, the Allegheny Conference on Community Development and the Greater Pittsburgh Council - Boy Scouts of America. Board Committee: Executive.

John D. Turner, Age 61, Director of Holdings since 2002. Retired. Former Chairman and Chief Executive Officer of Copperweld Corporation (producer of steel tubular products and components, as well as bimetallic wire and strip products). Also a director of Matthews International Corporation and Allegheny Technologies, Inc. Board Committees: Compensation, Corporate Governance, Executive, and Finance.

Information relating to Holdings’ executive officers and Duquesne Light’s directors and executive officers is set forth in Part I of this Report under the caption “Executive Officers of the Registrant.”

Statement on Corporate Governance; Code of Ethics; Committee Charters

Holdings. In accordance with the New York Stock Exchange (“NYSE”) listing standards, the Board has adopted a Statement of Corporate Governance Principles as our corporate governance guidelines. All employees, officers and Directors of Holdings and its affiliates (including Duquesne Light) are subject to the Guidelines for Ethical Conduct, which is our long-standing code of ethics. Both documents are accessible through our web site at www.duquesnelightholdings.com; printed copies are available upon written request to the Corporate Secretary.

Our non-employee Directors meet, without management, at regularly scheduled executive sessions led by Mr. Bozzone, our non-executive Chairman of the Board. Stockholders and other interested parties who wish to communicate directly with the Chairman or the non-employee Directors as a group may do so by submitting a written message to the Chairman, in care of the Corporate Secretary, 411 Seventh Avenue, Pittsburgh, PA 15219.

The Board has standing Audit, Compensation, Corporate Governance, Employment and Community Relations, and Finance Committees that meet periodically, as well as the Executive Committee. Actions taken by all Committees are reported to the full Board. Each Committee operates under a written charter adopted by the Board. The charters for our Audit, Compensation and Corporate Governance Committees comply with the NYSE requirements. The charters for all the standing Committees are accessible on our web site; printed copies are available upon written request to the Corporate Secretary.

Duquesne Light. As a wholly owned subsidiary of Holdings, Duquesne Light is exempt from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, regarding independent audit committees. Because Duquesne Light lists only preferred and debt securities on the NYSE, it is also exempt from the NYSE listing standards (Section 303A) regarding a majority independent board and independent nominating and compensation committees. With no independent audit committee, we have determined it is unnecessary for Duquesne Light to have an “audit committee financial expert;” as a consolidated subsidiary of Holdings, all its financial, accounting and auditing issues are dealt with at the Holdings level.

As the sole common stockholder, Holdings is the only person with a vote on any matters submitted to a vote of the Duquesne Light stockholders, including election of directors. Given its wholly owned status, Duquesne Light has no policy or procedure regarding stockholder nomination of candidates for the board. Any stockholders wishing to communicate with the board may send communications to Duquesne Light’s principal executive offices, addressed to Morgan

K. O’Brien, President and CEO, c/o Corporate Secretary, Duquesne Light Company, 411 Seventh Avenue, Pittsburgh, PA 15219. All such communications will be available for review by Mr. O’Brien.

Involvement in Certain Legal Proceedings

Mark E. Kaplan, Senior Vice President and Chief Financial Officer of both Holdings and Duquesne Light, was the President and Chief Financial Officer of Weirton Steel Corporation from July 2003 through May 2004. On May 19, 2003, Weirton Steel filed bankruptcy proceedings under Chapter 11 of the U. S. Bankruptcy code. A plan of liquidation was confirmed on August 24, 2004. Mr. Kaplan was responsible for the coordination of all of the bankruptcy restructuring efforts.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Holdings’ and Duquesne Light’s directors and executive officers, and any persons who beneficially own more than 10% of either entity’s equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Preferred Stock. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2006, all such Section 16(a) filing requirements were met.

Nomination Process

Stockholder recommendations for nominations to the Holdings board of directors, if sent in writing to the Corporate Secretary, will receive the same consideration that the other candidates recommended to or by the board’s nominating committee receive.

Audit Committee

The Holdings Board has a standing Audit Committee that meets periodically and operates under a written charter adopted by the Board. The charter complies with the New York Stock Exchange (NYSE) requirements and is accessible on our web site; printed copies are available upon written request to the Corporate Secretary.

The Audit Committee members are all independent as required by Federal securities law and the NYSE listing standards. The Committee recommends the independent auditors who are appointed by the Board and ratified by the stockholders. The Committee also reviews our financial statements, the related report of the independent auditors and the results of the annual audit. The Committee monitors our system of internal accounting control and the adequacy of the internal audit function, and oversees corporate compliance and ethics. The Committee met six times during 2006. The members are Messrs. Advani, Falk, Guyaux and Kelly (Chair). The full Board has determined that each of Messrs. Advani and Kelly is (i) independent per NYSE requirements and (ii) an audit committee financial expert as defined under Federal securities regulations.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Philosophy and Program

The Compensation Committee is authorized to review and approve, or in some cases recommend for the approval of the full Board, the salaries and other compensation of the Chief Executive Officer and other executive officers named in the Summary Compensation Table (together, the “Named Executive Officers”). The Committee consists entirely of independent Directors who are not officers or employees. Management may provide recommendations, but the final determinations regarding compensation are made by the Committee, and in some cases the full Board. The Committee has retained Towers Perrin as its independent compensation consultant to assist it in determining appropriate compensation. Towers Perrin reports and is responsible directly to the Committee.

The overarching philosophy of our executive total compensation program is to provide a fair and equitable program that is consistent with compensation portfolios of benchmarked companies. The Committee is committed to ensuring that the compensation and benefit package are sufficient to drive optimum performance. The Committee, with the help of Towers Perrin, determines the appropriate level of compensation and mix between the compensation components of base salary, cash incentives, equity awards, and benefits and perquisites. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. More details are provided in the following sections.

Our executive total compensation program, which consists of base salary, annual cash incentive compensation, long-term incentive compensation and benefits, is designed to:

•	Attract and retain qualified executive officers by paying them competitively, motivating them to contribute to our success and reward them for their performance;

•

Link a substantial part of each executive officer’s compensation to the performance of both the individual executive officer and the company (including the creation of stockholder value and achievement of long-term strategic goals); and

•	Encourage significant ownership of our common stock by executive officers.

By meeting these objectives, the compensation program rewards the current year’s financial and individual performances, and drives longer-term strategic goal accomplishment.

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the code, generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the corporation’s chief executive officer and four other most highly paid executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. The Committee periodically reviews the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, the Committee reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Total Compensation

To establish total compensation target levels for the Named Executive Officers, the Committee considers total compensation in the context of the pay philosophy listed above—the strategic weight that should be placed on each component of compensation in order to drive optimum performance. It also determines the appropriate mix by reviewing benchmark data from the competitive market. The total compensation package is then broken down into the four basic components indicated above. For example, total cash compensation, long-term compensation, and benefits are weighed at the 50th percentile. Target salary and cash incentive levels are benchmarked against comparative utility and general industry panels of companies with similar revenue (approximately $1 billion) and operating characteristics. These panels change over time, but have included such entities as: AGL Resources Inc.; Allegheny Energy, Inc.; Aquila, Inc.; Black Hills Corp.; Cleco Corp.; DPL Inc.; El Paso Electric Company; Equitable Resources Inc.; Great Plains Energy Inc.; Hawaiian Electric Industries Inc.; IDACORP Inc.; MDU Resources Group Inc.; National Fuel Gas Co.; PNM Resources Inc.; Puget Energy Inc.; Questar Corp.; UIL Holdings Corp.; Vectren Corp; Westar Energy Inc.; and WGL Holdings Inc. These levels are determined using benchmarking information from a combination of publicly available proxy statement information and compensation surveys provided by Towers Perrin. The Committee also considers individual experience, performance, and the role of each Named Executive Officer in Holdings’ business strategy when determining compensation levels.

Benchmark survey information provided by the Consultant establishes guidelines on the appropriate level of base, short and long-term compensation provided each Named Executive Officer.

The accomplishment of goals and objectives is at the center of the Committee’s compensation decisions, and strengthens the relationship between stockholder interests and ultimate total compensation. Individual objectives are established annually for each Named Executive Officer and approved by the Committee. The Chief Executive Officer’s performance is evaluated on the basis of our overall performance, the performance of the other members of his management team and his leadership in developing and implementing operating and strategic plans to further our long-term corporate objectives. In determining the annual performance-based compensation awards, the Committee considers specific individual objectives that support the following major corporate objectives: maximizing long-term stockholder value; providing quality service and superior customer satisfaction; managing assets cost-effectively; maintaining excellent operational performance; and providing leadership within the company and the community.

The Committee reviews individual results and the corporate performance with the other independent members of the Board. The independent Directors, upon the Committee’s recommendation, approve the base salary and annual incentive compensation for each executive officer based on the achievement of corporate and individual objectives. Long-term incentive compensation is reviewed with the independent Directors; however, pursuant to the terms of the stockholder-approved 2002 Long-Term Incentive Plan (the LTIP), final approval authority rests solely with the Committee.

Base Salaries. The Committee requested that Towers Perrin assess the competitiveness of base salaries provided to the Named Executive Officers in order to understand the competitiveness of each position relative to the market, and to update the executive salary structure to manage base salaries to market. The base salaries were evaluated relative to the benchmarked companies using published survey data and proxy data for the top five executives based on position rank. The salary structure benchmarks base salary in general at the 50th percentile. Based on this information and reference to the market merit matrix used as a guide for developing officer merit increases for 2006, the Committee recommended appropriate base pay adjustments. The 2006 salaries of the Named Executive Officers are shown in the “Salary” column of the Summary Compensation Table. Mr. O’Brien’s 2006 salary was increased to $504,000. The Committee’s purpose in establishing such salary levels is to attract and retain qualified executive officers.

Annual Cash Incentive Compensation. The Named Executive Officers are eligible to receive incentives based on the accomplishment of performance objectives. Each year, the Committee reviews and approves the corporate and individual goals for each Named Executive Officer. Currently, the Chief Executive Officer is eligible for an annual incentive target payment of 65% of his base salary. The other Named Executive Officers are eligible for annual incentive target payments of 40% of their base salaries. The amount of incentive payment can vary above and below the target based upon the results achieved. When targets are met, the incentive amount may be as much as 100% of the target. When targets are exceeded or are not reached, the incentive amount may be proportionately more or less than the target, with payouts being between zero and 150% of target. The Compensation Committee, based on performance assessments completed for each Named Executive Officer, may make appropriate upward or downward adjustments if, after taking into consideration all of the facts and circumstances of the performance period, determines that adjustments are warranted.

For 2006, all of the Named Executive Officers shared the corporate-wide annual incentive objective to achieve $82 million net income, excluding one-time charges (with the achievement of between $82 million and $90 million net income, excluding one-time charges, being the aspiration objective necessary to achieve the maximum 150% of target incentive). In addition, the following objectives applied to one or more Named Executive Officers:

•	Complete the distribution rate case with the PUC (including the ability to recover infrastructure investments).

•	Continue successfully to implement the ongoing infrastructure investment program.

•	Achieve targeted production levels for landfill gas and synthetic fuel operations, as well as targeted landfill gas growth levels.

•	Achieve reliability and customer service targets.

•	Prepare and file the POLR IV case with the PUC.

•

Integrate the newly acquired Keystone and Conemaugh power plants (including the development of an emission allowance program and a management reporting framework, plant value optimization, and achievement of budgeted net income during the abbreviated ownership period).

•	Grow the energy supply business while achieving targeted earnings levels.

•

Issue debt and/or equity securities as appropriate to raise the capital necessary to fund the Keystone and Conemaugh acquisition and the infrastructure investment program, while maintaining current investment grade ratings.

•	Design and implement a new internal financial reporting package.

•	Streamline institutional and retail investor relations, and improve our profile with institutional investors.

All 2006 performance objectives were met at 150% of target, and the Committee awarded the maximum annual incentive compensation payments to the Named Executive Officers, as shown in the Summary Compensation Table. Payouts are based on each executive’s salary level in effect at the time the Committee determines whether performance objectives have been met. The Committee’s purpose in establishing the annual cash incentive program is to drive optimum annual performance by the Named Executive Officers in alignment with Holding’s annual corporate goals.

Long-Term Equity Incentive Compensation. The Named Executive Officers received no new long-term incentive compensation awards in 2006. As previously reported, in 2003 they received awards covering the three-year period ending December 31, 2006. The Committee decided in 2003 to allow the 2003-2006 plan to stand as the only equity long-term incentive plan, without awarding additional annual grants. The objective in 2003 was to provide a large enough stock award to cover the three-year period with a mix of incentive components that was both service- and performance-related. The Committee wanted the Named Executive Officers to fully focus on achieving the three-year plan and related metrics. The Committee also felt strongly that it needed to assist the Named Executive Officers in increasing their equity holdings in the Company by awarding a large enough grant to incent them to achieve. One-third of that aggregate award consisted of service-based restricted stock that vested in equal increments at the end of years 2004, 2005 and 2006 for each Named Executive Officer (all of whom were employed by Holdings at vesting). The purpose of the restricted stock grant was to increase stock ownership in our common stock on the part of the executive and provide a retention incentive.

The remaining two-thirds of that award consisted of deferred stock units, based on company performance over the three-year period. One-half of these units were to vest based on earnings per share (EPS) results over the performance period, excluding mark-to-market accounting (either positive or negative) and including the gains and losses of all asset sales. The second half of the deferred stock units were to vest based on Holdings’ total shareholder return (TSR) over the three-year period relative to companies included in the S&P Mid Cap Utility Index. Holdings achieved the 100% EPS payout performance target, but did not achieve the threshold TSR performance. Therefore, the Committee granted each Named Executive Officer 50% of the

2003-2006 deferred stock unit award. The Committee’s purpose in providing a long-term equity grant is to drive a broader, long-term performance strategy to grow shareholder value, while providing the Named Executive Officers with a significant compensation incentive tied directly to shareholder value.

Executive Benefits and Perquisites. Named Executive Officers are eligible for the same benefits that all other non-union employees of Holdings receive, as well as certain enhanced benefits described below. The purpose of our benefits structure is to provide a competitive level of benefits that would attract and retain top performers. The appropriate level and value of the benefits in order to achieve that objective is derived from benchmark surveys, on national, regional and local levels, as well as the feedback through employee surveys from our existing employees regarding what they hold important in a benefit program.

The current benefit program includes: Medical and Dental Insurance, Basic Life Insurance, Business Travel Insurance, the Retirement Plan for Duquesne Light Company Employees (the Base Plan) and the Supplemental Retirement Plan for Non-represented Employees of Duquesne Light Company (the Supplemental Plan), the 401(k) Plan, two Flexible Spending Account programs, Short Term and Long Term Disability Insurance, and the Employee Assistance Program. Voluntary benefits, by which the employee pays the full group cost, are: Long-Term Care Insurance, Term Life Insurance, Auto and Home Owners Insurance, and Accidental Death and Dismemberment Insurance. Certain executives (including all the Named Executive Officers) are eligible for the Pension Service Supplement Plan (PSSP), enhanced life and business travel accident insurance benefits, a supplemental long-term disability insurance plan, financial planning services, a car allowance, paid parking and payment of club dues. The Base Plan, the Supplemental Plan and the PSSP are discussed in more detail below.

Stock Ownership Program

The executive officers are subject to stock ownership guidelines, put in place to emphasize the alignment of stockholder and management interests. Under the current guidelines, the Chief Executive Officer is required to own company common stock equal in value to at least five times his annual salary, and the other Named Executive Officers are required to own common stock equal in value to at least twice their annual salaries, within a reasonable period of time.

Recent Developments

In the fall of 2006, the Committee agreed to develop a Long-Term Incentive Program for 2007-2008. The intent is that the design would, eventually, have yearly payouts. To bridge to that eventuality, the Committee asked Towers Perrin to create a two-year plan for 2007-2008, and then begin in 2008 with a three-year plan. Because of the potential volatility of the stock price due to the pending merger, the Committee agreed that using TSR would not be appropriate for 2007. Instead, the Committee agreed that cumulative cash flow (EBITDA) is a better target for 2007-2008. The following performance share awards were made in January 2007: Mr. O’Brien, 58,100; Ms. Hogel, 19,900; Mr. Kaplan, 19,900; and Mr. Schott, 4,300. However, should the merger not occur, Holdings would use TSR in the future. Benchmarking survey data stated that the award should be between the median and 75th percentile of the range. The median levels were significantly below the awards given to the officers in late 2003. Towers Perrin advised the Committee that it would be appropriate for the Committee to consider both the level of experience of the officer group and the amount of award that was performance-based. Unlike in 2003, when one-third of the award was granted for retention, the design contemplated by the Committee for 2007 calls for 100% of the award to be based on performance. The Committee recommended that the award levels be set at the 75th percentile.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth previously with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for filing with the SEC.

John D. Turner, Chairman
Charles C. Cohen
Joseph C. Guyaux
David M. Kelly

SUMMARY COMPENSATION TABLE FOR 2006

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards (1) (e)	Option Awards (f)	Non- Equity Incentive Plan Compen- sation (2) (g)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings (3) (h)	All Other Compen- sation(4) (i)	Total (j)
M. K. O’Brien President & CEO	2006	504,000	—	1,949,640	—	453,600	609,785	1,334,807	4,851,832
J. G. Belechak(5) SVP & Chief Operations Off.	2006	289,783	—	649,908	—	173,870	313,422	488,448	1,915,431
M. L. Hogel SVP & Chief Legal/Admin. Off.	2006	285,794	—	610,279	—	171,476	300,706	577,523	1,945,778
M. E. Kaplan SVP and CFO	2006	255,000	—	380,526	—	153,000	51,695	49,325	889,546
S. R. Schott VP—Finance	2006	242,261	—	533,106	—	145,357	185,810	329,995	1,436,529

(1)	Amounts represent the 2006 compensation expense values with respect to the restricted stock and deferred stock units awarded in 2003. No awards were made in 2006. See Note 12 to the Consolidated Financial Statements for discussion of assumptions made in calculating the valuation of the stock awards.
(2)	Incentive compensation is determined annually based upon the prior year’s performance and paid in the following year. The amounts shown are the awards earned in 2006 but established and paid in 2007.
(3)	Represents the aggregate change in pension value for the three pension plans in which Named Executive Officers participate: the Base Plan, the Supplemental Plan and the PSSP. Assumed discount rate was 5.80%. Assumed lump sum interest rate for the PSSP was 4.73%. Assumed lump sum mortality rate for the PSSP was taken from the 1994 Table from Revenue Ruling 2001-62. Assumed retirement age was 60.
(4)	Includes one or more of the following perquisites: car allowance, paid parking, club dues, enhanced long- and short-term disability insurance and travel insurance, and financial planning services. Includes reimbursement for the payment of taxes related to the funding of secular trusts to cover PSSP benefits for the Named Executive Officers who have vested in the PSSP (see details below): Mr. O’Brien: $1,207,303; Mr. Belechak: $415,179; Ms. Hogel: $507,277; and Mr. Schott: $271,379. Includes costs of Mr. O’Brien’s participation in the Directors’ Charitable Giving Program. Includes dividends paid upon vesting of restricted stock in 2006: Mr. O’Brien, $83,977; Mr. Belechak, $26,650; Ms. Hogel, $25,025; Mr. Kaplan, $10,250; and Mr. Schott, $21,775. Includes $10,366 in vacation sell for Mr. O’Brien.
(5)	Mr. Belechak’s employment with Holdings and its affiliates was terminated effective January 15, 2007.

Grants of Plan-Based Awards

No awards were granted in 2006 under the LTIP. However, deferred stock units were issued to the Ms. Hogel and Messrs. O’Brien, Belechak and Schott in 2003, and to Mr. Kaplan in 2005, which could be earned subject to achievement of specified earnings per share goals. In November 2006, a modification to the terms of these awards was made, in anticipation of the sale of the landfill gas business and the resulting classification of its results as discontinued operations. As discussed in CD&A above, these awards were granted in 2007.

Employment Agreements

Non-Competition Agreements. We have stand-alone non-competition agreements with Messrs. O’Brien, Belechak, Kaplan, Schott and Ms. Hogel. These agreements provide for non-disclosure of confidential information, non-competition in a specified geographic area, non-solicitation of customers and suppliers, among other provisions, for specified periods of time following termination of employment.

Employment Agreement. Mr. O’Brien has a three-year employment agreement, subject to automatic one-year extensions as of each anniversary of the effective date unless Mr. O’Brien or the company gives prior written notice of termination. The agreement provides, among other things, that Mr. O’Brien will serve as President and Chief Executive Officer of Duquesne Light Holdings at an annual base salary (which in 2006 was set to be at least $504,000), subject to periodic review, and provides for his participation in executive compensation and other employee benefit plans. If Mr. O’Brien is discharged other than for cause (as defined) or resigns for good reason (as defined), then, in addition to any amounts earned but not paid as of the date of termination, he will receive the balance of his base salary and bonus for the remaining term of the agreement, payable as specified in the agreement. Upon any such termination, Mr. O’Brien will also receive a lump sum payment equal to the actuarial equivalent of the additional pension he would have accrued had his service for pension purposes continued until the expiration of the agreement and be entitled to immediate vesting (or, in the Board’s discretion, the redemption in cash) of all of his stock-based awards. The agreement also provides for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control (as defined), under certain circumstances, or for reduction of the payments to avoid excise taxes.

Change in Control/Severance Agreements

We have entered into severance agreements with Messrs. O’Brien, Belechak, Kaplan, Schott and Ms. Hogel. These officers will receive certain payments if, in connection with a change in control (as defined) of the company, his or her employment is terminated other than for cause, death or disability (as defined). Certain other events that constitute constructive discharge may also trigger payment. Payments will only be triggered if such officer’s employment is terminated, or he or she is constructively discharged, during a coverage period (as defined) beginning when a change in control occurs and ending if a transaction is abandoned or, if not, 24 months after the closing of the transactions constituting a change of control. Each officer is entitled to receive a lump sum severance payment equal to three times the sum of the officer’s then-current annual base pay and the highest target bonus opportunity available during the three years preceding termination; an amount intended to compensate the officer for the loss of long-term benefits; an amount equal to the present value of benefits that would have accrued under qualified and non-qualified defined benefit retirement plans, had the officer continued to participate for 36 months following termination; and certain other payments and benefits, including continuation of employee benefits for 36 months following termination. The agreements also provide for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control, under certain circumstances, or for reduction of the payments to avoid excise taxes. The severance agreements also contain non-

competition, non-solicitation and confidentiality provisions. The termination payments and benefits under the severance agreements are in lieu of, and not in addition to, termination payments and benefits under the company’s other termination plans or agreements. Because the coverage period has begun, the severance agreements currently supersede the non-competition agreements and Mr. O’Brien’s employment agreement described above.

As discussed above, there is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.

The coverage period under the agreements has begun. If the Named Executive Officers had been terminated on December 29, on the last business day of 2006, they would have been eligible to receive the payments set forth in the following table. The actual amounts, if any, paid pursuant to these agreements could be quite different from those set forth below.

POTENTIAL CHANGE-IN-CONTROL AGREEMENT TERMINATION PAYMENTS

Name	Salary and Bonus Severance ($)	Pro Rata Bonus ($)	Accelerated Equity Awards Vesting(1) ($)	Pension Enhance- ments ($)	Health and Welfare Coverage ($)	Financial Planning and Outplace- ment(2) ($)	Excise Tax Cutback ($)	Total(3) ($)
M. K. O’Brien	2,872,800	452,357	3,709,387	865,323	76,925	42,000	(1,441,982)	6,576,810
J. G. Belechak	1,309,958	173,393	1,228,385	423,155	66,222	42,000	(770,018)	2,473,095
M. L. Hogel	1,371,811	171,007	1,158,910	391,021	22,837	42,000	(645,228)	2,512,358
M. E. Kaplan	1,224,000	152,581	386,137	386,137	46,443	42,000	(746,548)	1,702,098
S. R. Schott	1,162,848	144,958	359,180	359,180	58,101	42,000	(620,975)	2,108,804

(1)	Amounts represent the sum of (a) the $19.85 closing price of Holdings common stock on December 29, 2006, multiplied by the number of outstanding deferred stock units and shares of restricted stock, plus (b) the difference between the exercise prices of the outstanding stock options and the $19.85 closing price multiplied by the number of such options. Pursuant to the terms of the agreements, the full amount of outstanding equity-based awards would vest at the termination date, meaning all the outstanding deferred stock units would have been paid in connection with a termination on December 29, even though the 50% based on TSR was not earned (or ultimately paid), as discussed in the CD&A above. In connection with any termination after December 31, 2006, only the 50% of the deferred stock units based on EPS would be paid. Includes the full amount of the restricted stock grants, which would have vested (and did vest) in full on December 31, 2006.
(2)	Comprised of $30,000 for financial planning serves and $12,000 for outplacement services for each Named Executive Officer.
(3)	The agreements subject the Named Executive Officers to various restrictive covenants, compliance with which is considered personal services. The “Total” in the table includes the following amounts that would be considered payments for personal services: Mr. O’Brien, $957,600; Mr. Belechak, $463,653; Ms. Hogel, $457,270; Mr. Kaplan, $408,000; and Mr. Schott, $387,616. If the actual value of the restrictive covenants were to be determined to be less than these amounts, additional gross-ups would be paid to the appropriate individuals. The “Total” amounts reflect subtraction of the excise tax cutback amounts shown in adjacent column.

Equity Awards

The following tables show the outstanding equity awards at December 31, 2006, and the option exercises during 2006.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unxercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexer- cised Unearned Options (#) (d)	Option Exercise Price ($) (1) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
M. K. O’Brien	53,764 30,645	—	—	16.90 15.015	12/11/11 12/16/12	—	—	—	—
J. G. Belechak	10,500 12,000	—	—	16.90 15.015	12/11/11 12/16/12	—	—	—	—
M. L. Hogel	10,500 12,000	—	—	16.90 15.015	12/11/11 12/16/12	—	—	—	—
M. E. Kaplan	—	—	—	—	—	—	—	—	—
S. R. Schott	6,500 1,775	—	—	16.90 15.015	12/11/11 12/16/12	—	—	—	—

(1)	The $16.90 options vested on June 11, 2003. The $15.015 options vested on June 16, 2004.

OPTION EXERCISES AND STOCK VESTED FOR 2006

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (1) (c)	Number of Shares Acquired on Vesting (#)(2) (d)	Value Realized on Vesting ($)(3) (e)
M. K. O’Brien	—	1,000	25,839	512,904
J. G. Belechak	—	—	8,200	162,770
M. L. Hogel	—	—	7,700	152,845
M. E. Kaplan	—	—	8,200	162,770
S. R. Schott	—	—	6,700	132,995

(1)	As reported on a Form 4 filed with the SEC at the time, Mr. O’Brien surrendered several underwater options in June 2006 for an aggregate payment of $1,000.
(2)	Reflects the December 31, 2006 vesting of the third equal installment of restricted stock award grants made in 2003.
(3)	Based on the $19.85 closing price of our common stock on December 29, 2006, the last business day of the year 2006.

PENSION BENEFITS FOR 2006

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
M. K. O’Brien	Base Plan Supplemental Plan PSSP	15.25 15.25 21.75	198,164 88,956 1,874,265	— — —
J. G. Belechak	Base Plan Supplemental Plan PSSP	24.917 24.917 24.917	226,053 251,954 594,744	— — —
M. L. Hogel	Base Plan Supplemental Plan PSSP	10.917 10.917 21.417	145,751 67,817 726,673	— — —
M. E. Kaplan	Base Plan Supplemental Plan PSSP	1.25 1.25 2.50	21,612 3,811 40,869	— — —
S. R. Schott	Base Plan Supplemental Plan PSSP	8.25 8.25 16.5	98,994 32,162 388,749	— — —

(1)	The PSSP mirrors the Supplemental Plan benefit formula except that each member receives credit for two years of service for each year of service accumulated by such member in the Supplemental Plan. For more details, see the discussion below.

Compensation used for pension formula purposes includes salary and non-equity incentive plan compensation reported in the Summary Compensation Table and stock option compensation prior to March 1, 1994. An employee who has at least five years of service has a vested interest in the retirement plans. Benefits are received by an employee upon retirement, which may be as early as age 55. Benefits are reduced by reason of retirement if commenced prior to age 60 or upon election of certain options under which benefits are payable to survivors upon the death of the employee. Pension amounts set forth in the above table reflect the integration with social security of the tax-qualified retirement plans. Retirement benefits are also subject to offset by other retirement plans under certain conditions.

As discussed above, Holdings’ Named Executive Officers participate in three defined benefit plans. The Base Plan was established in 1936 as a broad-based pension plan qualified under Section 401(a) of the Internal Revenue Code (IRC). The Supplemental Plan was established in 1980 also as a qualified pension plan that wraps around the Base Plan to provide additional benefits. The PSSP was adopted in 1992 as a nonqualified defined benefit plan which mirrors the Supplemental Plan, except that benefits are not limited by IRC Section 401(a)(17) or IRC Section 415 and executives are granted additional years of service.

Base Plan. The Base Plan provides a life annuity benefit at normal retirement equal to (A) 1.4% of the annual rate of past service compensation times years of credited past service plus (B) 1.4% of future service compensation. When calculating benefits under the Base Plan, past service compensation and credited past service are calculated as of a date about five years prior to the date of termination. For example, for terminations between October 1, 2006 and September 30, 2007, the past service date is January 1, 2001 (i.e., past service compensation is based on compensation between years 1996-2000). On October 1, 2007, the past service date will change to January 1, 2002.

Future service compensation is based on pay earned after the past service date. For example, for terminations between October 1, 2006 and September 30, 2007, future service compensation is based on the total of earnings since January 1, 2001.

Compensation for both formulas is based on taxable W-2 pay, including overtime and any amounts deducted before-tax for medical, dental, flexible spending accounts, and 401(k) retirement savings. Compensation recognized under the plan is limited based on the limit in IRC section 401(a)(17).

Employees are eligible to participate in the Base Plan as of the first date of the month coincident with or following date of hire.

Employees become fully vested in their benefits upon the completion of five years of service. Normal retirement under the plan is age 65, but benefits are available as early as age 55 if an employee has attained 5 years of service. Benefits for early retirement are reduced by 5% annually (prorated by month) for each year of retirement prior to age 60.

The Base Plan offers several optional forms of payment, including a 10-year certain and life annuity and 50%, 75%, and 100% joint and survivor annuities. The benefit paid under any of these options is calculated based on predetermined factors adjusted for the age difference between the retiree and beneficiary.

Supplemental Plan. The Supplemental Plan provides a life annuity benefit at normal retirement equal to (C) 1% of five-year average compensation times years of credited service, plus (D) 0.8% of five-year average compensation in excess of social security covered compensation times years of credited service (up to a maximum of 27 years), less (E) the benefit payable from the Base Plan. Plan participation, compensation definitions, early retirement benefits, and payment forms in the Supplemental Plan mirror the provisions of the Base Plan. Benefits payable under the Supplemental Plan formula are offset by benefits payable under the Base Plan (i.e., the Supplemental Plan “wraps around” the Base Plan).

PSSP. The intent of the PSSP is to attract and retain key executives by granting additional pension service credits to offset loss of pension eligibility due to career changes. Secular trusts were established for each Named Executive Officer in December 2006, to fund the company’s obligations under the PSSP. The funding was calculated through December 31, 2006. Additional funding will be made in annual increments to cover the earned PSSP benefits for each year beginning in 2007.

The PSSP mirrors the Supplemental Plan benefit formula except that each member receives credit under the plan for two years of service for each year of service accumulated by such member in the Supplemental Plan. A member’s projected total service is subject to a maximum of 35 years upon the member’s attainment of age 60. The maximum years of service is reduced by one year for each year by which the member’s retirement date precedes age 60.

Benefits payable from the PSSP are offset by benefits payable from the Base Plan and the Supplemental Plan.

Compensation definitions, early retirement benefits, and payment forms in the PSSP mirror the provisions of the Supplemental Plan, except that PSSP benefits are also available as a lump sum at termination.

Employees are eligible to commence early retirement benefits at age 55 with 5 years of service. Benefits are reduced by 5% per year prior to age 60. None of the Named Executive Officers is currently eligible for early retirement benefits.

DIRECTOR COMPENSATION FOR 2006

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compen-sation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Pritam Advani	54,500	33,774	—	—	—	—	88,274
Doreen Boyce	50,000	66,331	—	—	—	25,825	142,156
Robert Bozzone	44,500	81,529	—	—	—	27,864	153,893
Charles Cohen	55,500	59,656	—	—	—	37,097	152,253
Sigo Falk	56,500	46,077	—	—	—	19,707	122,284
Joseph Guyaux	62,000	57,940	—	—	—	19,927	139,867
David Kelly	64,500	59,656	—	—	—	23,027	147,1831
Steven Rogers(4)	24,000	(92,148)	—	—	—	—	(68,148)
John Turner	62,500	59,656	—	—	—	19,492	142,098

(1)	Each director received 2,500 restricted shares of common stock in June 2006 (except for Mr. Rogers, who had left the board in May), the grant date fair value of which was $16.52. As Committee Chairs, Mrs. Boyce and Messrs. Bozzone, Cohen, Kelly and Turner received 307 unrestricted shares of common stock, and Mr. Guyaux received 383 unrestricted shares of common stock (the additional 76 shares representing a longer tenure as Committee Chair). As Board Chair, Mr. Bozzone received 1,839 unrestricted shares of common stock. As Vice Chair, Mrs. Boyce received 919 unrestricted shares of common stock. The grant date fair value of these unrestricted shares was $16.52. Mrs. Boyce and Messrs. Bozzone, Cohen, Falk, Guyaux, Kelly and Turner received 2,500 restricted shares in June of 2005 (grant date fair value of $19.20) and 2004 (grant date fair value of $19.26); this latter amount vested in June 2006. Messrs. Cohen, Kelly and Turner received restricted shares upon joining the Board in 2002, of which 415 shares vested in February 2006 (grant date fair value of $20.50). Mr. Guyaux received restricted shares upon joining the Board in 2003, of which 415 vested in February 2006 (grant date fair value of $13.34). Mr. Rogers left the Board in May 2006, thereby losing his unvested restricted shares, giving him a negative amount under the “Stock Awards” column. See Note 12 to the Consolidated Financial Statements for discussion of assumptions made in calculating the valuation of the stock awards.
(2)	Each non-employee Director under the age of 72 may elect to defer receipt of a percentage of his or her Director’s remuneration until after termination of service as a Director. Deferred compensation may be received in one to ten annual installments commencing the year designated by the Director. Interest accrues quarterly on all deferred compensation at a rate equal to a specified bank’s prime lending rate. Messrs. Cohen and Kelly participate in this plan.
(3)	Includes costs of the Charitable Giving Program, Business Travelers Insurance and College Matching Gift Program, all described below. Includes $1,000 paid to Mrs. Boyce and Messrs. Bozzone and Falk for surrendering underwater options in June 2006. Includes $5,000 of dividends paid on the restricted stock that vested in June 2006 for Mrs. Boyce and Messrs. Bozzone, Cohen, Falk, Guyaux, Kelly and Turner.
(4)	Mr. Rogers served on the Board through the May 25, 2006 Annual Meeting. As reported on a Form 8-K dated December 31, 2006, he chose not to stand for re-election for personal reasons.

Directors’ Compensation

Directors who are employees of Duquesne Light Holdings or any of our affiliates are not compensated for their Board service to Holdings, Duquesne Light or any other affiliate. Directors who are not employees are compensated for their Board service by a combination of cash and an annual grant of Common Stock. (See the table above.) Effective May 25, 2006, the cash component consists of an annual Board retainer of $30,000, payable in twelve monthly installments, and a fee of $1,500 for each Board, Committee or ad hoc meeting attended. The Audit Committee Chair is paid an additional annual retainer of $3,000. The Board Chair is not compensated for attending Committee meetings. The stock component consists of an annual grant of 2,500 restricted shares or deferred stock units (which vest over two years) for each Director, plus annual grants of stock (which may be deferred in the form of deferred stock units at the recipient’s option) in the following amounts: $30,000 to the Board Chair; $15,000 to the Vice Chair; and $5,000 to each Committee chairperson. Prior to May 25, 2006, the annual retainer was $24,000, the meeting fee was $1,000 and the Audit Committee Chair did not receive an additional retainer; the other compensation components were not changed.

For Directors elected prior to June 1, 2003, we have a Charitable Giving Program funded by company-owned life insurance policies on the Directors. Upon the death of a Director, we donate up to $500,000, payable in ten equal annual installments, to a maximum of ten qualifying charitable or educational organizations recommended by the Director and reviewed and approved by the Employment and Community Relations Committee and the Board. A Director must have Board service of 60 months or more in order to qualify for the full donation amount, with service of less than 60 months qualifying for a pro-rated donation. The program does not result in any material cost to us.

We provide Business Travel Insurance to our non-employee directors as part of our Business Travel Insurance Plan for Management Employees. In the event of accidental death or dismemberment, benefits of up to $400,000 per individual are provided. The program does not result in any material cost to us.

Directors can participate in the Duquesne Light Company College Matching Gift Program, which provides a dollar-for-dollar match of a gift of cash or securities (up to a maximum of $5,000 per donor per calendar year) to an accredited, nonprofit, non-proprietary, degree-granting college, university, or junior college located within the United States or one of its possessions which is recognized by the Internal Revenue Service as eligible to receive tax-deductible contributions. The program does not result in any material cost to us.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or employee of Duquesne Light Holdings during 2006 or at any other time. No executive officer of Duquesne Light Holdings served on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Beneficial Ownership of Stock

The following table shows all equity securities beneficially owned, directly or indirectly, as of December 31, 2006, by each Director and each executive officer named in the Summary Compensation Table.

	Total Shares of Common Stock (1)		Shares of Common Stock/ Nature of Ownership (2)
Pritam M. Advani	4,792		4,792	VP
Doreen E. Boyce	26,512		17,142	VP, IP
			5,000	VP
Robert P. Bozzone	142,319		124,210	VP, IP
			5,000	VP
Charles C. Cohen	23,755	(3)	8,253	VP, IP
			7,490	VP
Sigo Falk	26,859	(4)	15,839	VP, IP
			5,000	VP
Joseph C. Guyaux	15,883	(3)	4,336	VP, IP
			7,905	VP
David M. Kelly	23,638	(3)	8,136	VP, IP
			7,490	VP
John D. Turner	20,787	(3)	5,184	VP, IP
			7,490	VP
Morgan K. O’Brien	158,368		73,959	VP, IP
Mark E. Kaplan	5,177		5,177	VP
Joseph G. Belechak	38,809		16,309	VP, IP
Maureen L. Hogel	26,541		15,041	SVP, SIP
Stevan R. Schott	21,755		13,489	VP, IP
Directors, Nominees and Executive Officers as a Group (15 persons)	634,823

None of the individuals named in the table owned beneficially more than 1% of the outstanding shares of Common Stock. The directors and executive officers as a group beneficially owned less than 1% of the outstanding shares of Common Stock as of January 31, 2006.

(1)	The amounts shown include shares of Common Stock which the individuals have a right to acquire within 60 days of December 31, 2006 through the exercise of stock options granted under the Long-Term Incentive Plan in the following amounts: Mrs. Boyce: 4,370; Mr. Bozzone: 13,110; Mr. Cohen: 8,012; Mr. Falk: 4,370; Mr. Guyaux: 3,642; Mr. Kelly: 8,012; Mr. Turner: 8,012; Mr. O’Brien: 84,409; Mr. Belechak: 22,500; Ms. Hogel: 22,500; Mr. Schott: 8,275; and all directors and executive officers as a group: 210,009. Also includes 2,500 shares of restricted stock granted annually to each non-employee Director.
(2)	The term “Joint” means owned jointly with the person’s spouse. The initials “VP” and “IP” mean sole voting power and sole investment power, respectively, and the initials “SVP” and “SIP” mean shared voting power and shared investment power, respectively.
(3)	Includes the unvested portions of restricted stock grants under our 1996 Plan for Non-Employee Directors, as amended, in the following amounts: Mr. Cohen: 2,490; Mr. Guyaux: 2,905; Mr. Kelly; 2,490; and Mr. Turner: 2,490. These shares vest in increments of 415 shares per year. Grants are no longer being made under this plan, which has been terminated by the Board.

(4)	Includes 1,500 shares held by a trust for which Mr. Falk is an income beneficiary but not a trustee, and over which he has no voting or investment power whatsoever. Also includes 150 shares held by the Falk Foundation, with respect to which Mr. Falk disclaims beneficial ownership.

Messrs. Kaplan; Belechak and Schott, and Ms. Hogel also beneficially own 254; 1,964;1,347; and 1,595 shares, respectively, of Duquesne Light Company Preference Stock, Plan Series A as of December 31, 2006. The Preference shares are held by the Employee Stock Ownership Plan trustee for our 401(k) Plan on behalf of the executive officers, who have voting but not investment power. The Preference shares are redeemable for Common Stock or cash on retirement, termination of employment, death, or disability. As of December 31, 2006, there were 337,034 Preference shares outstanding. Mr. O’Brien does not own any Preference shares.

Principal Shareholders

The following table sets forth, to our knowledge, the beneficial owners of more than 5% of the outstanding shares of Common Stock:

Name	Address	Common Stock Owned Beneficially
		Number of Shares	Percent of Class(1)
Barclays Global Investors, NA	45 Fremont Street San Francisco, CA 94105	7,695,187(2)	8.78%
DUET Investment Holdings Limited	Level 11, 1 Martifn Place Sydney, NSW 2000 Australia	6,818,827(3)	7.68%
Gabelli Asset Management, Inc.	One Corporate Center Rye, NY 10580-1435	4,917,129(4)	5.54%

(1)	Based on shares of common stock issued and outstanding as of December 31, 2006.
(2)	This information was taken from Barclays Global Investors, NA’s Schedule 13G, filed with the SEC on January 23, 2007 on behalf of itself and certain affiliates. The share amount includes 2,184,035 shares held by Barclays Global Investors, NA, with respect to 1,864,042 of which it claims sole voting power and all of which it claims dispositive power; and 5,511,152 shares held by Barclays Global Fund Advisors, with respect to all of which it claims sole voting and dispositive power.
(3)	This information was taken from DUET Investment Holdings Limited’s Schedule 13D/A, filed with the SEC on August 14, 2006 on behalf of itself and certain affiliates. DUET Investment Holdings Limited claims shared voting and dispositive power with respect to all shares.
(4)	This information was taken from Gabelli Asset Management’s Amendment No. 5 to Schedule 13D, filed with the SEC on December 7, 2005 on behalf of itself and certain affiliates. The share amount includes 1,122,000 shares held by Gabelli Funds LLC, with respect to all of which it claims sole voting and dispositive power; and 3,795,129 shares held by GAMCO Asset Management Inc., with respect to 3,434,129 of which it claims sole voting power and all of which it claims sole dispositive power.

Changes in Control

Holdings entered into an Agreement and Plan of Merger, dated as of July 5, 2006, with DQE Holdings LLC and DQE Merger Sub Inc., pursuant to which DQE Merger Sub will merge with and into Holdings, with Holdings continuing as the surviving corporation and as a wholly owned subsidiary DQE Holdings LLC.

Certain Relationships and Related Transactions, and Director Independence

The Holdings Board affirmatively determines the independence of each Director in accordance with the NYSE listing standards. Only Mr. Guyaux reported a business relationship with Holdings or an affiliate. Mr. Guyaux’s employer is a minority member of Duquesne Light Holdings’ bank lending group. The financial services so provided do not exceed 2% of the bank’s revenues, which under the NYSE rules does not interfere with Mr. Guyaux’s independence. Mr. Guyaux’s employer is also a fiber optic services customer of DQE Communications, and an electricity supply customer of Duquesne Light Energy, both subsidiaries of Holdings. Because each of these relationships was entered into as a result of a competitive bid process, and therefore is clearly arms-length, and because the amounts involved are immaterial to both Mr. Guyaux’s employer and Holdings, the Board determined that none of them interfered with Mr. Guyaux’s independence. The Board has determined that Mrs. Boyce and Messrs. Advani, Bozzone, Cohen, Falk, Guyaux, Kelly and Turner are independent. In addition, the Board had previously determined that Steven Rogers, who was a Director until May 2006, was independent.

Principal Accounting Fees and Services

The following table sets forth the aggregate fees billed by Deloitte for professional services rendered for the years ended December 31, 2006 and 2005.

	2006 ($)	2005 ($)
Audit Fees	1,354,832	1,120,955
Audit-related Fees	104,100	78,304
Tax Fees	56,024	13,154
All Other Fees	1,500	—

Audit fees consist of fees for professional services rendered for the audit of our annual financial statements, the reviews of financial statements for the Quarterly Reports on Form 10-Q, the review of our internal controls over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002, registration statement consents and accounting standard consultation.

Audit-related fees consist of fees for audits of employee benefit plans, our insurance subsidiary and the shared revenue calculation relating to a landfill gas project.

Tax fees consist of fees for tax compliance and tax consultation.

All other fees consist of fees in connection with merger-related review and due diligence.

The Audit Committee considered whether the provision of these services is compatible with maintaining the auditor’s independence, and has determined such services for 2006 and 2005 were compatible.

Policy on Pre-Approval of Services. The Audit Committee approves all fees to be paid to Deloitte. Audit fees are approved annually, in conjunction with the selection of Deloitte to perform the annual audit. Audit-related fees, tax fees and all other fees are pre-approved on an on-going basis. At each Audit Committee meeting, management communicates specific projects and categories of service, and requests the Committee’s advance approval. The Audit Committee considers these requests and advises management if the Committee approves the engagement of Deloitte. Management regularly reports on the actual spending for such projects and services compared to approved amounts. The Committee pre-approved all fees for 2005.

All of the hours expended by Deloitte in auditing our financial statements for 2005 were attributable to work performed by full-time, permanent employees of Deloitte.